Filed Pursuant To Rule 433
Registration No. 333-151056
July 14, 2008

As Good as Gold: A Standard for the Ages
“The desire of gold is not for gold. It is for the means of freedom and benefit.” – Ralph Waldo Emerson
CHALLENGE
Among all precious metals, gold’s appeal is legendary. Since the beginning of time, gold has propelled the growth of empires, the birth of nations and the evolution of the world’s financial institutions.
To what can we attribute the enduring influence and intrigue of gold?
SOLUTION
Virtually indestructible, highly malleable, ductile and impervious to tarnishing, gold is among the most beautiful and useful elements in the world. Gold can be hammered into sheets so thin that light can pass through, and a single ounce can be drawn into a wire fifty miles long. Gold artifacts and coins buried thousands of years ago, when unearthed, look as lustrous as the day they were created. Gold’s chemical and physical properties have long made it coveted by artisans and industry alike. But above its utility to craftsmen and industrialists, gold has been most revered as a form of currency.
BENEFITS
People typically have not sought or owned gold for gold’s sake, but for what it represents. Above its aesthetic and monetary worth, gold imparts autonomy. It offers freedom from unpredictability, from a haunting fear of the unknown. Its value has weathered centuries fraught with political upheaval, economic turmoil and inconceivable cataclysmic events. Commonly accepted in many parts of the world as payment, gold is perhaps the most lasting and trustworthy store of financial value known to man.
GOLD THROUGH THE CENTURIES

4000 BC	Cultures in Eastern and Central Europe begin to use gold to fashion decorative objects.

1500 BC	The immense gold-bearing regions of Nubia make Egypt a wealthy nation, as gold becomes the recognized standard medium of exchange for international trade.

560 BC	The first coins made purely from gold are minted in Lydia, a kingdom of Asia Minor.

344 BC	Alexander the Great crosses the Hellespont with 40,000 men, beginning one of the most extraordinary campaigns in military history and seizing vast quantities of gold from the Persian Empire.

58 BC	After a victorious campaign in Gaul, Julius Caesar brings back enough gold to give 200 coins to each of his soldiers and repay all of Rome’s debts.

814 AD	Charlemagne overruns the Avars and plunders their vast quantities of gold, making it possible for him to take control over much of Western Europe.

1284 AD	Venice introduces the gold Ducat, which soon becomes the most popular coin in the world and remains so for more than five centuries.

1377 AD	Great Britain shifts to a monetary system based on gold and silver.

1511 AD	King Ferdinand of Spain says to explorers, “Get gold, humanely if you can, but at all hazards, get gold,” launching massive expeditions to the newly discovered lands of the Western Hemisphere.

1817 AD	Great Britain introduces the Sovereign, a small gold coin valued at one pound sterling.

1848 AD	John Marshall finds flakes of gold while building a sawmill for John Sutter near Sacramento, California– triggering the California Gold Rush and hastening the settlement of the American West.

1868 AD	George Harrison, while digging up stones to build a house, discovers gold in South Africa– the source of nearly 40% of all gold mined since then.

1900 AD	The Gold Standard Act places the US officially on the gold standard, committing the US to maintain a fixed exchange rate in relation to other countries on the gold standard.

1944 AD	The Bretton Woods Agreement establishes a gold exchange standard and creates the International Monetary Fund and the World Bank.

1967 AD	South Africa produces the first Kruggerrand. This 1-ounce bullion coin becomes the favorite among investors around the world.

1971 AD	The US terminates all gold sales or purchases, thereby ending the conversion of dollars held by foreign governments and central banks into gold. Two years later, the US officially abandons the gold standard and all currencies are allowed to float freely without regard to the price of gold.

1990 AD	The US becomes the world’s second largest gold-producing nation, behind South Africa.

2004 AD	Central banks renew the 5-year Washington Accord agreement, limiting their gold sales to 500 tons per year.

State Street Global Markets, LLC
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.320.4053
spdrgoldshares.com
On May 21, 2008, the Trust changed its name to SPDR Gold Trust. Prior to this date it was known as streetTRACKS® Gold Trust.
streetTRACKS® is a registered service mark of State Street Corporation.
The “SPDR” trademark is used under license from The McGraw-Hill Companies, Inc. No financial product offered by SPDR® Gold Trust, or its affiliates is sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products.
This material must be delivered with a prospectus. The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including ‘‘Risk Factors’’ before making an investment decision about the Shares.
SPDR® Gold Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust’s operations, the Sponsor’s plans and references to the Trust’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including, but not limited to fluctuations in the price of gold; reductions in the amount of gold represented by each Share due to the payment of Trust expenses and the impact of the termination of the fee reduction under the Trust Indenture; purchasing activity in the gold market associated with the purchase of Baskets from the Trust; the lack of experience of the Sponsor and its management in operating an investment vehicle such as the Trust; unanticipated operational or trading problems; the lack of protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936; the lack of a market for the Shares; the level of support from the World Gold Council; competition from other methods of investing in gold; the impact of large-scale distress sales of gold in times of crisis; the impact of substantial sales of gold by the official sector; the effect of a widening of interest rate differentials between the cost of money and the cost of gold; the loss, damage, theft or restrictions on access to the Trust’s gold; the lack of adequate sources of recovery if the Trust’s gold is lost, damaged, stolen or destroyed, including a lack of insurance; the failure of gold bullion allocated to the Trust to meet the London Good Delivery Standards; the failure of sub-custodians to exercise due care in the safekeeping of the Trust’s gold; the limited ability of the Trustee and the Custodian to take legal action against sub-custodians; the insolvency of the Custodian; the Trust’s obligation to reimburse the Purchaser and the Market Agent for certain liabilities in the event the Sponsor fails to indemnify them; competing claims over ownership of intellectual property rights related to the Trust; and other factors identified in the “Risk Factors” section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Neither the Sponsor, Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s or Marketing Agent’s expectation or projections.
The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.
Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor expects the value of an investment in the Shares to similarly decline.
Shareholders will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldshares.com
Marketed by State Street Global Markets, LLC, an affiliate of State Street Global Advisors, One Lincoln Street, Boston, MA 02111-2900 IBG.GLD.HIS.0608.v1
Not FDIC Insured — No Bank Guarantee — May Lose Value

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold, 30th Floor, Boston, MA 02111.